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                                                                   EXHIBIT 3(ii)

                        AMENDMENT DATED MAY 14, 1999
                              TO THE BYLAWS OF
                             THE IT GROUP, INC.

Section 3.02 of the Bylaws of The IT Group, Inc. is amended to read in its entirety as follows:

                Section 3.02  Number of Directors.  The number of directors of
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the corporation shall be not less than seven (7) nor more than thirteen (13), until changed in accordance with applicable law. The exact number of directors shall be fixed from time to time, within the limits specified, by resolution of the board of directors or the shareholders. Subject to the foregoing provisions for changing the exact number of directors, the number of directors of this corporation shall be eleven (11).